UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. )*

PURE BIOSCIENCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74621T209

(CUSIP Number)

Rosa Balestrino

Franchise World Headquarters, LLC

325 Sub Way, Milford, CT 06461

(203) 877-4281

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74621T209
1	Name of Reporting Person:

FRANCHISE BRANDS, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]

3	SEC Use Only:

4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6	Citizenship or Place of Organization: DELAWARE

		Sole Voting Power:
	7
		27,466,665 (includes warrants to purchase 8,799,999 shares of common stock)*
NUMBER OF SHARES		Shared Voting Power:
BENEFICIALLY OWNED BY	8
EACH REPORTING PERSON		0
WITH		Sole Dispositive Power:
	9
		27,466,665 (includes warrants to purchase 8,799,999 shares of common stock)*
		Shared Dispositive Power:
	10
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,466,665*[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13	Percent of Class Represented by Amount in Row (11): 39.02%*[2]
14	Type of Reporting Person (See Instructions): OO

(*)	See Item 5.

1.	Includes all Shares (as defined in Item 1 below) beneficially owned by the Reporting Person, including Shares underlying warrants beneficially owned by the Reporting Person, but does not include 8,666,666 warrants for the purchase of Shares issued to the Reporting Person on October 23, 2015, which subsequently expired without exercise by the Reporting Person on April 23, 2016. If such expired warrants were aggregated with the other Shares (including Shares underlying warrants), the aggregate amount of Shares beneficially owned by the Reporting Person would equal 36,133,331.

2.	Percentage is calculated based on 61,596,481 outstanding Shares of the Issuer, as set forth on the Issuer’s Form 10-Q for the six months ended January 31, 2016, filed on March 9, 2016, in accordance with the rules promulgated by the Securities and Exchange Commission (the “SEC”). In calculating the percentage beneficially owned by the Reporting Person, 8,799,999 shares underlying warrants held by the Reporting Person are deemed to be outstanding. The percent of class held by the Reporting Person as of October 8, 2015 was 49.73%, based on 55,192,630 outstanding Shares of the Issuer, as set forth on the Issuer’s Form 10-K for the fiscal year ended July 31, 2015, filed on October 28, 2015, and 36,133,331 Shares beneficially owned by the Reporting Person, as set forth in note 1 above.

Item 1. Security and Issuer

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Shares”), of Pure Bioscience, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1725 Gillespie Way, El Cajon, California 92020.

Item 2. Identity and Background

This statement on Schedule 13D is filed on behalf of Franchise Brands, LLC, a Delaware limited liability company (the “Reporting Person”). The principal office address of the Reporting Person is 325 Sub Way, Milford, Connecticut 06461. The principal business of the Reporting Person is the acquisition of interests in businesses that are currently franchised or demonstrate the potential to franchise.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The responses to Items 4, 5 and 6 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.

The Reporting Person used its working capital to purchase the 13,333,333 Shares reported herein and to acquire the warrants referenced in Item 4. The total purchase price for the Shares and warrants reported herein was approximately $6,000,000.

Item 4. Purpose of Transaction

The responses to Items 3, 5 and 6 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.

On October 23, 2015, the Reporting Person and the Issuer closed on a Securities Purchase Agreement pursuant to which the Reporting Person agreed to purchase, and the Issuer agreed to sell, (1) 13,333,333 Shares of the Issuer, (2) warrants to purchase 6,666,666 Shares of the Issuer, which expire on October 23, 2020, and have an exercise price of $0.45; and (3) warrants to purchase 8,666,666 Shares of the Issuer, which expired on April 23, 2016, and had an exercise price of $0.45. The Reporting Person acquired the Shares and warrants over which they exercise beneficial ownership in the belief that the Shares are an attractive investment, consistent with the Reporting Person’s business purpose.

As of the date hereof, the Reporting Person presently does not have any plans to (i) acquire any additional securities of the Issuer (it does not intend to exercise any warrants) or to dispose of securities of the Issuer, (ii) engage in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) sell or transfer a material amount of assets of the Issuer or of any of its subsidiaries, (iv) change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) make a material change to the present capitalization or dividend policy of the Issuer, (vi) make any other material change in the Issuer’s business or corporate structure, (vii) make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) cause any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) take any action that would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) take any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the date hereof, the Reporting Person beneficially owns 27,466,665 Shares, which includes 8,799,999 Shares issuable pursuant to warrants that are currently exercisable or that are exercisable within 60 days. This number represents 39.02% of the Issuer’s outstanding Shares. The Reporting Person may be deemed to have sole power to vote and sole power to dispose of 27,466,665 Shares. Of the 27,466,665 Shares beneficially owned by the Reporting Person, 5,333,333 Shares and 2,133,333 Shares issuable pursuant to warrants were acquired by the Reporting Person on August 22, 2014, in connection with a securities purchase agreement between Reporting Person and the Issuer. This prior transaction was disclosed on a Schedule 13G filed by the Reporting Person on September 3, 2014. The balance of the Shares and Shares issuable pursuant to warrants were acquired as set forth in Item 4.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 61,596,481 Shares outstanding as of March 9, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on March 9, 2016, in accordance with the rules and regulations promulgated by the SEC.

(c) There have been no transactions in the Shares during the sixty days prior to the date hereof by the Reporting Person.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as set forth in Items 4 and 5 above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2016	FRANCHISE BRANDS, LLC

	By:	/s/ John P. Pfannenbecker
John P. Pfannenbecker
Manager